
05001001
RECD S.E.C.
JAN 7 2005
1086
P.E. 6-30-04
AR/S

# FARMER BROS. CO.

## 2004 ANNUAL REPORT




Farmer Brothers
COFFEE

# Directors and Officers

**FARMER BROS. CO.** 20333 SOUTH NORMANDIE AVENUE • TORRANCE, CALIFORNIA

## DIRECTORS

**ROY E. FARMER**
Chairman, President and Chief Executive Officer
Farmer Bros. Co.

**LEWIS A. COFFMAN**
Vice President, Retired
Farmer Bros. Co.

**GUENTER W. BERGER**
Vice President
Farmer Bros. Co.

**JOHN H. MERRELL**
*Certified Public Accountant*
Hutchinson and Bloodgood LLP

**THOMAS A. MALOOF**
Chief Financial Officer
Hospitality Marketing Concepts

**JOHN SAMORE, JR.**
Independent Consultant and C.P.A.

**KENNETH R. CARSON**
Vice President, Retired
Farmer Bros. Co.

## OFFICERS

**ROY E. FARMER**
President and Chief Executive Officer

**MICHAEL J. KING**
Vice President
Restaurant and Institutional Sales Division

**GUENTER W. BERGER**
Vice President
Production

**JOHN E. SIMMONS**
Treasurer

**JOHN M. ANGLIN**
Secretary
Attorney at Law
Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP

## LEGAL COUNSEL

**ANGLIN, FLEWELLING, RASMUSSEN, CAMPBELL & TRYTTEN LLP**
**199 South Los Robles Avenue, Suite 600**
**Pasadena, CA 91101**

## AUDITORS

**ERNST & YOUNG LLP**
**725 South Figueroa St.**
**Fifth Floor**
**Los Angeles, California 90017**

## TRANSFER AGENT AND REGISTRAR

**WELLS FARGO BANK MN, N.A.**
**Shareholder Services Department**
**161 North Concord Exchange**
**South St. Paul, Minnesota 55075-1139**

# THE COMPANY

Farmer Bros. Co. was incorporated in California in 1923 and reincorporated in Delaware in 2004. Our product line is specifically focused on the needs of our market segment: restaurants and other institutional food service establishments that prepare and market meals, including hotels, hospitals, convenience stores and fast food outlets. The product line includes roasted coffee, coffee related products such as coffee filters, sugar and creamers, assorted teas, cocoa, spices, and soup and beverage bases. The product line presently includes over 300 items. Roasted coffee products make up about 50% of total sales. No single product other than coffee accounts for 10% or more of revenue.

Sales are made "off-truck" to our institutional food service customers at their places of business by our own sales representatives who are responsible for soliciting, selling, collecting from and otherwise maintaining our customer accounts.

Our primary raw material is green coffee. Coffee purchasing, roasting and packaging takes place at our Torrance, California plant, which is also the distribution hub for our branches. Green coffee is an agricultural commodity that is grown outside the United States and can be subject to volatile price fluctuations resulting from supply concerns related to crop availability and related conditions such as weather, political events and social instability in coffee producing nations. Government actions and trade restrictions between our own and foreign governments can also influence prices.

Green coffee prices are also affected by the actions of producer organizations. The most prominent of these are the Colombian Coffee Federation (CCF), the Association of Coffee Producing Countries (ACPC) and the International Coffee Organization (ICO). These organizations seek to increase green coffee prices largely by attempting to restrict supplies, thereby limiting the availability of green coffee to the coffee consuming nations. In recent years the green coffee market has been influenced by additional production from a variety of producers, notably Vietnam and Brazil. These additional supplies have had the tendency to hold prices down.

Other raw materials used in the manufacture of allied products include a wide variety of spices, as well as tea, dry cocoa, dehydrated milk products, salt and sugar. All of these agricultural products can be subject to wide cost variation, but no combination of these raw materials has had the material effect on our operating results as green coffee.

We take pride in our ability to provide our customers with products and service that are always *Consistently Good!*

# MARKET PRICE OF STOCK

We have one class of common stock which is traded on the NASDAQ National Market under the symbol "FARM". On March 4, 2004, a ten-for-one stock split in the form of a one-time stock dividend was declared. Each stockholder of record on April 23, 2004 received nine additional shares for every share of Farmer Bros. common stock held. The new shares were registered on the books of the Company at the close of business on May 10, 2004. Share and per share amounts have been restated to reflect the split. The following table sets forth the high and low sales prices of the shares of common stock of the Company. Prices are as reported on the NASDAQ National Market and represent prices between dealers, without including retail mark-up, mark down or commission, and do not necessarily represent actual trades.

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | **High** | **Low** | **Dividend** | **High** | **Low** | **Dividend** |
| **1st Quarter** | $35.478 | $31.750 | $0.095 | $35.600 | $30.400 | $0.090 |
| **2nd Quarter** | $33.349 | $30.520 | $0.095 | $33.500 | $30.101 | $0.090 |
| **3rd Quarter** | $36.200 | $30.100 | $0.095 | $31.999 | $30.350 | $0.090 |
| **4th Quarter** | $39.394 | $25.110 | $0.095 | $36.599 | $30.324 | $0.090 |

There were 3,017 holders of record on September 10, 2004. Holders of record is based upon the number of record holders and individual participants in security position listings.

## Summary

**SALES** (In thousands)

| Year | Sales |
|---|---|
| 2004 | $193,589 |
| 2003 | $201,558 |
| 2002 | $205,857 |
| 2001 | $215,431 |
| 2000 | $218,688 |

**NET INCOME PER SHARE** (In dollars)

| Year | Net income per share |
|---|---|
| 2004 | $0.81 |
| 2003 | $1.30 |
| 2002 | $1.65 |
| 2001 | $1.96 |
| 2000 | $2.02 |

**NET INCOME** (In thousands)

| Year | Net income |
|---|---|
| 2004 | $12,687 |
| 2003 | $23,629 |
| 2002 | $30,569 |
| 2001 | $36,178 |
| 2000 | $37,576 |

## Selected Financial Data

| | Years ended June 30, | | | | |
|---|---|---|---|---|---|
| Dollars in thousands, except per share data | 2004 | 2003 | 2002 | 2001 | 2000 |
| **Net sales** | $193,589 | $201,558 | $205,857 | $215,431 | $218,688 |
| **Income from operations** | $ 3,763 | $23,888 | $38,210 | $42,115 | $48,965 |
| **Net income** | $12,687 | $23,629 | $30,569 | $36,178 | $37,576 |
| **Net income per share (a)** | $0.81 | $1.30 | $1.65 | $1.96 | $2.02 |
| **Proforma net income (b)** | | | | $36,488 | $35,445 |
| **Proforma net income per share (a)** | | | | $1.98 | $1.91 |
| **Total assets** | $317,871 | $416,415 | $417,524 | $390,395 | $353,467 |
| **Dividends per share (a)** | $0.38 | $0.36 | $0.34 | $0.32 | $0.30 |

(a) All share and per share disclosures have been split-adjusted.

(b) Upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 133 on July 1, 2000, the Company reclassified its investments held as "available for sale" to the "trading" category which resulted in an entry to recognize the accumulated unrealized loss of $3,894,000. The "proforma" amounts above summarize the effect on earnings and earnings per share on prior years' results as if the change had been in effect for those periods presented.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations discusses the results of operations as reflected in the Company's consolidated financial statements. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. The results of operations for the years ended June 30, 2004, 2003 and 2002 are not necessarily indicative of the results that may be expected for any future period. The following discussion should be read in combination with the consolidated financial statements and the notes thereto included in this report and with the "Risk Factors" described below.

## Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventory valuation, including LIFO reserves, the allowance for doubtful accounts, deferred tax assets, liabilities related to retirement benefits, liabilities resulting from self-insurance of our worker's compensation liabilities, and litigation. We base our estimates on historical experience and other relevant factors that are believed to be reasonable under the circumstances.

While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, actual results may differ from these estimates, which could require the Company to make adjustments to these estimates in future periods.

Investments: Our investments consist of investment grade marketable debt instruments issued by the U.S. Government and major US and foreign corporations, equity securities, primarily preferred stock, and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All derivatives not designated as accounting hedges are marked to market and changes are recognized in current earnings. The fair value of derivative instruments is based upon broker quotes where possible.

Allowance for Doubtful Accounts: We maintain an allowance for estimated losses resulting from the inability of our customers to meet their obligations. Our ability to maintain a relatively small reserve is directly related to our ability to collect from our customers when our sales people regularly interact with our customers in person. This method of operation has provided us with a historically low bad debt experience.

Inventories: Inventories are valued at the lower of cost or market and the costs of coffee and allied products are determined on the last in, first out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the first in, first out (FIFO) basis. We regularly evaluate these inventories to determine that market conditions are correctly reflected in the recorded carrying value.

Self-Insurance Retention: We are self-insured for California workers' compensation insurance and use historical analysis to determine and record the estimates of expected future expenses resulting from workers' compensation claims. Additionally, we accrue for estimated losses not covered by insurance for liability, auto, medical and fire up to the deductible amounts.

Retirement Plans: We have two defined benefit plans that provide retirement benefits for the majority of our employees (the balance of our employees are covered by union defined benefit plans). We obtain actuarial valuations for both plans and at present we discount the pension obligations using a 5.60% discount rate and we estimate an 8% return on plan assets. Our retiree medical plan is not funded and shares the same discount rate as the defined benefit plans. We also project an initial medical trend rate of 10% ultimately reducing to 5.5% in 6 years.

The performance of the stock market and other investments as well as the overall health of the economy can have a material effect on pension investment returns and these assumptions. A change in these assumptions could have an effect on operating results.

Income Taxes: Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. We do not presently have a valuation allowance for our deferred tax assets as we currently believe it is more likely than not that we will realize our deferred tax assets.

## LIQUIDITY AND CAPITAL RESOURCES

We have been able to maintain a strong working capital position, and believe that our short and long term cash requirements for the coming year will be provided by internal sources.

As reported in the Form 10-Q/A dated February 18, 2004, on December 24, 2003, the Company purchased 443,845 shares (pre-split) of its common stock held by the Crowe Family and related trusts for approximately $111 million, or approximately $250 per share (pre-split). Concurrently with this purchase, the Company offered its Employee Stock Ownership Plan (ESOP) the opportunity to acquire 124,939 shares (pre-split) at the same price. This portion of the transaction was completed on January 11, 2004 when the Company issued said shares to the ESOP. This fulfilled a previously announced commitment to fund the ESOP with 300,000 shares (pre-split) by completing the purchase at a significant discount to market price. The closing price for Farmer Bros. Co. common stock on December 24, 2003 was $316 per share (pre-split). Please review Note 11 to the accompanying financial statements for additional information.

The transaction can be summarized as follows:

| | |
|---|---|
| Cost of shares purchased | $ 111,161,000 |
| Cost of shares retired | (79,926,000) |
| Cost of shares transferred to ESOP | $ 31,235,000 |

The ESOP, established in 2000 for all Farmer Bros. Co. employees, is a leveraged ESOP. This compensation plan allocates shares to employees as the Company makes its annual benefit contribution to the plan. The shares are held for employees by a third party trustee. When employees retire or leave the Company, they can receive the stock or cash. Cash amounts are based on the market price of the stock. The Company must make a market in the stock for the ESOP participants. At this time, based on allocated shares, the Company has a re-funding liability of approximately $10,000,000.

Our working capital is composed of the following:

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Current assets** | $252,720 | $346,617 | $348,434 |
| **Current liabilities** | $21,189 | $16,659 | $16,259 |
| **Working capital** | $231,531 | $329,958 | $332,175 |
| **Capital expenditures** | $ 7,683 | $9,089 | $5,039 |

We have no major commitments for capital expenditures at this time. The following projects will require a commitment of funds:

1. We have started construction of a warehouse in Chico, California and expect to begin construction shortly of another building in Bakersfield, California to replace existing facilities in those locations. We expect to complete construction in time to occupy both new warehouses before the end of fiscal 2005. The combined cost of improvements for the two warehouses is not expected to exceed $4,000,000.

2. We have completed the second year of a multi-year upgrading of our internal management information system. To date we have expended $13.9 million for hardware, software, infrastructure, training, consulting and on-going support. Our financial systems (general ledger, accounts receivable, accounts payable, fixed assets and payroll) were converted to the new system on July 1, 2003. On September 1, 2004, we converted our manufacturing systems and expect to convert our sales systems before the end of fiscal 2005. Costs to complete this project, including software, hardware and consulting & configuration of software in 2005, may exceed $7,000,000, not including the added fixed costs to maintain the new system.

## RESULTS OF OPERATIONS

**Years ended June 30, 2004 and 2003**

Net sales in fiscal 2004 decreased $7,969,000, or 4%, to $193,589,000 from $201,558,000 in fiscal 2003. This includes a decrease in coffee brewing equipment sales during fiscal 2004 of $3.9 million.

Our sales force has persisted in its efforts throughout this recession. We expect better results as the economy begins to improve. Some improvement has been noted. Comparing fourth quarter 2004 to fourth quarter 2003, two of our ten selling divisions had sales declines of less than 1% and one, in the Mississippi Valley, had a 2.6% sales increase. Some trade reports as well as published operating results from some restaurant operators seem to indicate that restaurant sales have improved. The National Restaurant Association has forecasted that industry sales will increase 4.4% for calendar 2004. A trade publication, The Restaurant News, reports that restaurant sales in the first four months of calendar 2004 were 3.4 percent higher than during the same period of calendar 2003. We have not kept pace with this trend but we note that regional results often do not reflect national averages. Our California operations, representing our largest marketing area, continue to show limited improvement.

Consumer sentiment and spending patterns are not enhanced by rising commodity prices (leading to higher grocery store and menu prices), record high gasoline prices (which can have an emotional effect on discretionary spending), and uncertainty about job stability, terrorism and the Iraq war (which can lead to just staying home).

Cost of goods sold in fiscal 2004 increased 1% to $71,405,000, or 37% of sales, as compared to $70,662,000, or 35% of sales, in 2003. The average cost of green coffee throughout fiscal 2004 has exceeded that of fiscal 2003 by 15%. Through price adjustments we were, on average, able to maintain margins for the current year, although shrinking gross profit margins were experienced during the last half of the fiscal year. Selling and General & Administrative Expenses in 2004 increased 11% to $118,421,000 from $107,008,000 in fiscal 2003.

This increase is primarily attributed to costs associated with employee benefits, including actuarially derived pension and retiree medical costs, the cost of the ESOP, legal expenses, including those related to a stockholder lawsuit during 2004 and reincorporation in Delaware, and our multiyear program to update our information systems as well as the direct costs of our Sarbanes-Oxley Act of 2002 ("SOX") compliance work related to Section 404.

| (In thousands) | 2004 | 2003 |
| --- | --- | --- |
| Employee benefits | $14,104 | $11,578 |
| ESOP | 6,298 | 4,637 |
| Legal expenses | 2,267 | 650 |
| IT project expenses | 3,400 | 698 |
| SOX compliance | 360 | 0 |
| Total | $26,429 | $17,563 |

As a result of these factors, operating income in 2004 decreased 83% to $3,763,000 from $23,888,000 in the prior fiscal year.

Other income decreased 11% to $12,219,000 in fiscal 2004 as compared to $13,683,000 in fiscal 2003. Low interest rates have limited investment returns, and the expenditure of more than $100 million to purchase stock reduced the amount available for investment. Additionally, the Company's Chairman, Roy F. Farmer, who guided the Company for more than 50 years, died on March 16, 2004 (as more fully described in a Form 8-K filed March 16, 2004). The Company received payment of a key man life insurance policy on Mr. Farmer that is not taxable and paid the deferred compensation due Mr. Farmer. The Company prevailed in a lawsuit against the California Franchise Tax Board regarding taxability of dividends. As a result we received a tax refund of $811,000 and interest income of $629,000. The Company received another court award, as a plaintiff in a class-action lawsuit regarding price-fixing by sellers of monosodium glutamate. The non-recurring items in other income include the following:

| | |
| --- | --- |
| Key man life insurance | $4,088,000 |
| Court award | 1,061,000 |
| Interest on state tax refunds | 629,000 |
| Total | $5,778,000 |

Net income for fiscal 2004 decreased 46% to $12,687,000 as compared to $23,629,000 in fiscal 2003. Income per share decreased 38% in fiscal 2004 to $0.81 per share as compared to $1.30 per share in fiscal 2003.

**Years ended June 30, 2003 and 2002**

Net sales in fiscal 2003 decreased 2.1% to $201,558,000 as compared to $205,857,000 in fiscal 2002. During this period the Company continued to experience a decline in coffee sales. There are a number of trends that we believe affected this result.

Fiscal 2003 was the third year of an economic downturn that has been especially hard on our core service area of California. Our entire 28 state service area has felt the combination of lay-offs, job uncertainty and the high cost of living that can restrict consumer spending. Our primary market is the independently owned and operated restaurant and restaurant chains. A weaker economy is especially hard on these entrepreneurs who do not have the geographic or "thematic" diversity of the large restaurant chains. The success of coffee shops selling specialty coffees has spawned many imitators. Although we compete favorably with our own line of specialty coffees, our customers feel the effect of fewer sales dollars (in part because of the recession) being divided among more direct competitors.

Green coffee costs for fiscal 2003 increased approximately 25% over those of fiscal 2002. As a result gross profit decreased 5.2% to $130,896,000, or 65% of sales, in fiscal 2003 as compared to $138,093,000, or 67% of sales, in fiscal 2002.

Selling expenses for the 2003 fiscal year increased 3.1% to $88,658,000 as compared to $86,025,000 in fiscal 2002. General and administrative expenses increased 32.4% in fiscal 2003 to $18,350,000 as compared to $13,858,000 in fiscal 2002. Operating expenses, composed of selling and general and administrative expenses, increased $7,125,000, or 7.1%, to $107,008,000 during fiscal 2003, or 53% of sales, as compared to $99,883,000, or 49% of sales, in fiscal 2002. This increase primarily reflects additional costs in the following order: ESOP $1,886,000; computer consulting and training $1,309,000; insurance (including workers compensation) $1,300,000; life insurance $1,045,000; defined benefit and post retirement benefit plan costs $997,000; and the cost of coffee brewing equipment $897,000. These were partially offset by decreases in legal expenses $941,000 and payroll $815,000.

Other income in fiscal 2003 increased $2,533,000 or 22.7% to $13,683,000 as compared to $11,150,000 in fiscal 2002. This was primarily the result of the volatility of the capital markets introduced by an accounting change in 2001 that required unrealized gains and losses on investments to be realized as incurred. Prior to that time our hedging efforts reduced much of this volatility. Interest rates declined throughout fiscal 2003. The major components of this change from 2002 included an increase in unrealized gains of $5,607,000, offset by decreases in interest income of $3,287,000 and realized losses $1,897,000 and realized gains $1,864,000. Pretax income in fiscal 2003 decreased 23.9% to $37,571,000, or 18.6% of sales, as compared to $49,360,000, or 24% of sales, in fiscal 2002. Net income in fiscal 2003 decreased 22.7% to $23,629,000, or 11.7% of sales, as compared to $30,569,000, or 14.9% of sales in fiscal 2002. Earnings per share in fiscal 2003 decreased 21.3% to $13.02 as compared to $16.54 in fiscal 2002.

## RISK FACTORS

Certain statements contained in this Annual Report regarding the risks, circumstances and financial trends that may affect our future operating results, financial position and cash flows may be forward-looking statements within the meaning of federal securities laws. These statements are based on management's current expectations, assumptions, estimates and observations about our business and are subject to risks and uncertainties. As a result, actual results could materially differ from the forward looking statements contained herein. These forward-looking statements can be identified by the use of words like "expects," "plans," "believes," "intends," "will," "assumes" and other words of similar meanings. These and other similar words can be identified by the fact that they do not relate solely to historical or current facts. While we believe our assumptions are reasonable, we caution that it is impossible to predict the impact of such factors which could cause actual results to differ materially from predicted results. We intend these forward-looking statements to speak only at the time of this report and do not undertake to update or revise these statements as more information becomes available. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

**Factors that could cause our actual results to materially differ from those expressed or implied by any forward-looking statements described herein include:**

**Green coffee price volatility.**
Our results of operations can vary dramatically with the volatility of the green coffee market. Coffee is mainly grown outside the United States and can be subject to volatile price fluctuations. Weather, real or perceived shortages, labor actions and political unrest in coffee producing nations, and government actions, including treaties and trade controls between the U.S. and coffee producing nations, can affect the price of green coffee. Price volatility can result in dramatic cost increases that cannot, because of competition and market conditions, be immediately passed on to our customers.

**Competition.**
Competition comes in many forms. We compete with other coffee companies, including multi-national firms with vast financial resources. Large roasters like Folgers (Proctor & Gamble) and Maxwell House (Kraft) have volumes far in excess of ours, with a business model and information and distribution technologies that are substantially different from ours. We compete for a wide variety of customers, from small restaurants and donut shops to large institutional buyers like hospitals, hotels, contract food services and convalescent hospitals. At Farmer Bros. we differentiate ourselves from our competitors by the quality of our products and customer service. Some customers are "price" buyers, seeking the low cost provider with little concern about service; others find great value in the service programs we provide. We compete well when service is valued, and are less effective when only price matters. Some of our competitors do not do their own distribution, and some customers do.

We also compete with other beverages. There are many beverages, hot and cold, competing for the same restaurant dollar. Our restaurant customers report that competition from such beverages continues to dilute demand for coffee. Consumers who choose soft drinks, bottled water, and flavored coffees and teas are all reducing the restaurant dollar formerly spent on a "standard" cup of coffee. Some restaurants that only sell coffee and flavored coffee products may have expanded the beverage market somewhat, but these coffee shops have also taken market share from existing Farmer Bros. customers. Although we have a line of products that compares favorably with products sold in such "specialty coffee" stores, most of our customers are restaurants that do not specialize in coffee drinks.

**Sales and distribution network.**
We believe our sales and distribution network is one of the best in the industry. This network is costly to maintain. Costs include the fluctuating cost of gasoline, diesel and oil, the costs associated with managing, purchasing, maintaining and insuring a fleet of delivery vehicles, the costs of maintaining distribution warehouses throughout the country, and the costs of hiring, training and managing our route sales professionals. Many of these costs are beyond our control, and others are more in the nature of fixed than variable costs. Some competitors use alternate methods of distribution that eliminate some of the costs associated with our method of distribution.

**General economic and market conditions.**
Our primary market is restaurants and other food service establishments. We also provide coffee and related products to offices. We believe the success of our market segment is dependent upon personal and business expenditures in restaurants and other food service businesses. In a slow economy, businesses and individuals scale back their discretionary spending on travel and entertainment, including "dining out." Economic conditions may also cause businesses to reduce travel and entertainment expenses, and even cause office coffee benefits to be eliminated.

**Self insurance.**
We are self-insured for many risks up to significant deductible amounts. The premiums associated with our insurance have recently increased substantially. General liability, fire, workers' compensation, directors and officers liability, life, employee medical, dental and vision and automobile present a large potential liability. While we accrue for this liability based on historical experience, future losses may exceed losses we have incurred in the past.

**Risks from possible acquisitions and new business ventures.**
The Company regularly evaluates opportunities that may enhance stockholder value. There is no assurance that any such venture, should we decide to enter into one, will accrue the projected returns. It is possible that such ventures could result in losses or returns that would have a negative impact on operating income.

**ESOP.**
The Farmer Bros. Co. Employee Stock Ownership Plan was designed to help us attract and retain employees and to better align the efforts of our employees with the interests of our stockholders. To that end, the Company has purchased 300,000 shares (pre-split) of stock for the ESOP to allocate to employees over the next 14 years. It is possible that additional shares could be acquired that might deplete the Company's cash. We expect that the future re-funding liability of the existing shares in the ESOP will increase and require additional investment as the ESOP matures and individual holdings grow. When employees vested in the ESOP leave the Company, they have the right to "put" their shares to the Company for cash. This requires the Company to repurchase the shares at the current market value. When shares are fully distributed, the Company's refunding liability is approximately $75,000,000 at current share prices.

**Natural disasters.**
Over half of our business is conducted in California, Oregon and Washington. This area is prone to seismic activity and a major earthquake could have a significant negative effect on our operations. Our major manufacturing facility and distribution hub is in Los Angeles, and a serious interruption to highway arteries, gas mains or electrical service could restrict our ability to supply our branches with product.

**Labor actions.**
We have union contracts relating to our employees serving our California, Oregon, Washington and Nevada markets. Although we believe union relations have been amicable in the past, there is no assurance that this will continue in the future. There are potential adverse effects of labor disputes with our own employees or by others who provide transportation (shipping lines, truck drivers) or cargo handling (longshoremen), both domestic and foreign, of our raw materials or other products. These actions could restrict our ability to obtain, process and/or distribute our products.

**Pension Plan viability.**
We participate in two multi-employer defined benefit plans for certain union employees. The management and funding status and future viability of these plans is not known at this time. The nature of the contract with these plans allows for future funding demands that are outside our control or ability to estimate.

**ERP system conversion.**
During fiscal 2003 the Company began a multiyear program to update its management information systems. This has proven to be a challenging conversion. It is possible that continuing conversion costs, potential complications resulting from the conversion itself and system problems related to our use of the new software could have a material impact on our future operating results.

**Depth of management.**
There is limited management depth in certain key positions throughout the Company, and the unexpected loss of one or more of these key employees could have a material adverse effect on our operations and competitive position.

**Purchasing activities.**
The most important aspect of our operation is to secure a consistent supply of coffee. Maintaining a steady supply of green coffee is essential to keep inventory levels low and sufficient stock to meet customer needs. To help ensure future supplies, we purchase much of our coffee on forward contracts for delivery as long as six months in the future. In the event of non-performance by the counter parties, the Company could be exposed to credit and supply risk. The Company monitors the financial viability of the counter parties in an attempt to minimize this risk.

Entering into such future commitments leaves the Company subject to purchase price risk. Various techniques are used to hedge these purchases against untoward price movement. Competitive factors make it difficult for the Company to "pass through" such price fluctuation to its customers. Therefore, unpredictable price changes can have an immediate effect on operating results that cannot be corrected in the short run.

Futures contracts not designated as hedges, and terminations of contracts designated as hedges, are marked to market and changes are recognized in current earnings. Open contracts at June 30, 2004 are addressed in the following section "Qualitative and Quantitative Disclosures About Market Risk."

**Contractual obligations.**
The following table contains supplemental information regarding total contractual obligations as of June 30, 2004.

| (In thousands) | Total | Less Than One Year | 2-3 Years | 4-5 Years | More Than 5 years |
|---|---|---|---|---|---|
| Operating lease obligations | $1,711 | $631 | $828 | $252 | $ 0 |

**Off-balance sheet arrangements.**
The Company has no so-called off-balance sheet arrangements.

# QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market value risk arising from changes in interest rates on our securities portfolio. Our portfolio of investment grade money market instruments can include discount commercial paper, medium term notes, federal agency issues and treasury securities. As of June 30, 2004 over 90% of these funds were invested in treasury securities and more than 50% of these issues have maturities shorter than 113 days. This portfolio's interest rate risk is not hedged and its average maturity is approximately 90 days. A 100 basis point move in the general level of interest rates would result in a change in the market value of the portfolio of approximately $1,200,000.

Our portfolio of preferred securities includes investments in derivatives that provide a natural economic hedge of interest rate risk. We review the interest rate sensitivity of these securities and (a) enter into "short positions" in futures contracts on U.S. Treasury securities or (b) hold put options on such futures contracts in order to reduce the impact of certain interest rate changes on such preferred stocks. Specifically, we attempt to manage the risk arising from changes in the general level of interest rates. We do not transact in futures contracts or put options for speculative purposes.

The following table demonstrates the impact of varying interest rate changes based on the preferred stock holdings, futures and options positions, and market yield and price relationships at June 30, 2004. This table is predicated on an instantaneous change in the general level of interest rates and assumes predictable relationships between the prices of preferred securities holdings, the yields on U.S. Treasury securities and related futures and options.

The number and type of futures and options contracts entered into depends on, among other items, the specific maturity and issuer redemption provisions for each preferred security held, the slope of the Treasury yield curve, the expected volatility of Treasury yields, and the costs of using futures and/or options.

## INTEREST RATE CHANGES

| | Market Value at June 30, 2004 | | | |
|---|---|---|---|---|
| (In thousands) | Preferred Securities | Futures and Options | Total Portfolio | Change in Market Value of Total Portfolio |
| **-150 basis points** | $63,010 | $0 | $63,010 | $5,558 |
| **-100 basis points** | 61,140 | 15 | 61,155 | 3,702 |
| **Unchanged** | 56,020 | 1,432 | 57,453 | 0 |
| **+100 basis points** | 50,787 | 6,417 | 57,204 | (249) |
| **+150 basis points** | 48,269 | 8,802 | 57,070 | (382) |

## COMMODITY PRICE CHANGES

We are exposed to commodity price risk arising from changes in the market price of green coffee. We price our inventory on the LIFO basis. In the normal course of business we enter into commodity purchase agreements with suppliers and we purchase exchange traded green coffee contracts. The following table demonstrates the impact of changes in the price of green coffee on inventory and green coffee contracts at June 30, 2004. It assumes an immediate change in the price of green coffee, and the valuations of coffee futures and relevant commodity purchase agreements at June 30, 2004.

## COMMODITY RISK DISCLOSURE

| (In thousands) | Market Value | | | Change in Market Value | |
|---|---|---|---|---|---|
| Coffee Cost Change | Coffee Inventory | Futures & Options | Total | Derivatives | Inventory |
| **-20%** | $11,020 | $798 | $11,818 | $798 | ($2,750) |
| **Unchanged** | 13,770 | ($314) | 13,456 | 0 | 0 |
| **+20%** | 16,520 | ($1,112) | $15,408 | ($798) | $2,750 |

At June 30, 2004 the derivatives consisted mainly of commodity futures with maturities shorter than three months.

# Report of Independent Auditors



■ Ernst & Young
725 South Figueroa Street
Fifth Floor
Los Angeles, CA 90017

■ Phone: (213) 977-3200
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Farmer Bros. Co. and Subsidiary

We have audited the accompanying consolidated balance sheets of Farmer Bros. Co. and Subsidiary (the "Company") as of June 30, 2004 and 2003, and the related consolidated statements of income, cash flows, and shareholders' equity for the three years ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversighte Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmer Bros. Co. and Subsidiary at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

September 1, 2004

# Consolidated Balance Sheets

| (Dollars in thousands, except share and per share data) | June 30, 2004 | June 30, 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 21,807 | $ 18,986 |
| Short term investments | 176,903 | 274,444 |
| Accounts and notes receivable, net | 14,565 | 13,756 |
| Inventories | 35,579 | 34,702 |
| Income tax receivable | 408 | 2,878 |
| Deferred income taxes | 775 | – |
| Prepaid expenses | 2,683 | 1,851 |
| Total current assets | 252,720 | 346,617 |
| Property, plant and equipment, net | 42,300 | 41,753 |
| Notes receivable | 143 | 193 |
| Other assets | 21,609 | 26,390 |
| Deferred income taxes | 1,099 | 1,462 |
| Total assets | $317,871 | $416,415 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 9,589 | $ 3,321 |
| Accrued payroll expenses | 6,999 | 7,362 |
| Deferred income taxes | – | 976 |
| Other | 4,601 | 5,000 |
| Total current liabilities | $21,189 | $16,659 |
| Accrued postretirement benefits | $26,984 | $25,041 |
| Other long term liabilities | – | 5,570 |
| Total Liabilities | $48,173 | $47,270 |
| Commitments and contingencies | | |
| **Shareholders' equity:** | | |
| Common stock, $1.00 par value, authorized 25,000,000 shares and 16,075,080 issued and outstanding at June 30, 2004; authorized 3,000,000 shares and 1,926,414 issued and outstanding at June 30, 2003 | $16,075 | 1,926 |
| Additional paid-in capital | 32,248 | 18,798 |
| Retained earnings | 283,654 | 382,831 |
| Unearned ESOP shares | (61,542) | (33,364) |
| Less accumulated comprehensive loss | (737) | (1,046) |
| Total shareholders' equity | $269,698 | 369,145 |
| Total liabilities and shareholders' equity | $317,871 | $416,415 |

The accompanying notes are an integral part of these financial statements.

# Consolidated Statements of Income

| (Dollars in thousands, except share and per share data) | Years ended June 30, 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net sales** | $193,589 | $201,558 | $205,857 |
| **Cost of goods sold** | 71,405 | 70,662 | 67,764 |
| **Gross profit** | 122,184 | 130,896 | 138,093 |
| **Selling expense** | 92,029 | 88,658 | 86,025 |
| **General and administrative expense** | 26,392 | 18,350 | 13,858 |
| **Operating expense** | 118,421 | 107,008 | 99,883 |
| **Income from operations** | 3,763 | 23,888 | 38,210 |
| **Other income:** | | | |
| **Dividend income** | 3,396 | 3,246 | 3,198 |
| **Interest income** | 2,518 | 3,974 | 7,261 |
| **Other, net** | 6,305 | 6,463 | 691 |
| **Total other income** | 12,219 | 13,683 | 11,150 |
| **Income before taxes** | 15,982 | 37,571 | 49,360 |
| **Income taxes** | 3,295 | 13,942 | 18,791 |
| **Net income** | $12,687 | $23,629 | $30,569 |
| **Net income per common share:** | $0.81 | $1.30 | $1.65 |
| **Weighted average shares outstanding** | 15,576,450 | 18,145,910 | 18,483,950 |

**The accompanying notes are an integral part of these financial statements.**

# Consolidated Statements of Cash Flows

| (Dollars in thousands) | 2004 | Years ended June 30, 2003 | 2002 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| **Net income** | $12,687 | $23,629 | $30,569 |
| **Adjustments to reconcile net income to net cash provided by (used in) operating activities:** | | | |
| **Depreciation** | 7,098 | 5,776 | 5,493 |
| **Deferred income taxes** | (1,536) | 3,989 | 495 |
| **Gain on sales of assets** | (94) | (498) | (239) |
| **ESOP compensation expense** | 5,516 | 4,269 | 2,529 |
| **Net (gain) on investments** | (706) | (5,625) | (51) |
| **Change in assets and liabilities:** | | | |
| **Short term investments** | (12,914) | 16,721 | (51,310) |
| **Accounts and notes receivable** | (801) | 224 | 1,220 |
| **Inventories** | (877) | 2,659 | (1,581) |
| **Income tax receivable** | 2,470 | (325) | 438 |
| **Prepaid expenses and other assets** | 4,064 | (1,128) | (1,421) |
| **Accounts payable** | 6,268 | (1,506) | (326) |
| **Accrued payroll expenses and other liabilities** | (762) | 930 | (1,070) |
| **Accrued postretirement benefits** | 2,285 | 1,904 | 1,926 |
| **Other long term liabilities** | (5,570) | 84 | 594 |
| **Total adjustments** | 4,441 | 27,474 | (43,303) |
| **Net cash (used in) provided by operating activities** | $17,128 | $51,103 | ($12,734) |
| **Cash flows from investing activities:** | | | |
| **Purchases of property, plant and equipment** | (7,683) | (9,089) | (5,039) |
| **Proceeds from sales of property, plant and equipment** | 132 | 630 | 307 |
| **Notes issued** | – | – | (35) |
| **Notes repaid** | 42 | 55 | 2,640 |
| **Net cash used in investing activities** | ($7,509) | ($8,404) | ($2,127 |
| **Cash flows from financing activities:)** | | | |
| **Dividends paid** | (5,621) | (6,523) | (6,278) |
| **ESOP contributions** | (32,412) | (24,237) | (815) |
| **Proceeds from sale of short term investments** | 111,161 | – | – |
| **Purchase of capital stock** | (111,161) | – | – |
| **Sale of capital stock** | 31,235 | – | – |
| **Net cash used in financing activities** | ($6,798) | ($30,760) | ($7,093) |
| **Net increase (decrease) in cash and cash equivalents** | $2,821 | $11,939 | ($21,954) |
| **Cash and cash equivalents at beginning of year** | 18,986 | 7,047 | 29,001 |
| **Cash and cash equivalents at end of year** | $21,807 | $18,986 | $7,047 |

**The accompanying notes are an integral part of these financial statements.**

# Consolidated Statements of Shareholders' Equity

| (Dollars in thousands, except share data) | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Unearned ESOP Shares | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| **Balance at June 30, 2001** | 1,926,414 | $1,926 | $16,629 | $341,434 | ($12,941) | $0 | $347,048 |
| **Comprehensive income** | | | | | | | |
| **Net income** | | | | 30,569 | | | 30,569 |
| **Total comprehensive income** | | | | | | | 30,569 |
| **Dividends ($3.40 per share)** | | | | (6,278) | | | (6,278) |
| **ESOP contributions** | | | | | (815) | | (815) |
| **ESOP compensation expense** | | | 998 | | 1,531 | | 2,529 |
| **Balance at June 30, 2002** | 1,926,414 | $1,926 | $17,627 | $365,725 | ($12,225) | $0 | $373,053 |
| **Comprehensive income** | | | | | | | |
| **Net income** | | | | 23,629 | | | 23,629 |
| **Minimum pension liability** | | | | | | (1,046) | (1,046) |
| **Total comprehensive income** | | | | | | | 22,583 |
| **Dividends ($3.60 per share)** | | | | (6,523) | | | (6,523) |
| **ESOP contributions** | | | | | (24,237) | | (24,237) |
| **ESOP compensation expense** | | | 1,171 | | 3,098 | | 4,269 |
| **Balance at June 30, 2003** | 1,926,414 | $1,926 | $18,798 | $382,831 | ($33,364) | ($1,046) | $369,145 |
| **Comprehensive income** | | | | | | | |
| **Net income** | | | | 12,687 | | | 12,687 |
| **Minimum net pension liability** | | | | | | 309 | 309 |
| **Total comprehensive income** | | | | | | | 12,996 |
| **Dividends ($3.60 per share)** | | | | (5,621) | | | (5,621) |
| **ESOP contributions** | | | | | (32,412) | | (32,412) |
| **ESOP compensation expense** | | | 1,282 | | 4,234 | | 5,516 |
| **Purchase capital stock** | (443,845) | (444) | (4,474) | (106,243) | | | (111,161) |
| **Sale of capital stock** | 124,939 | 125 | 31,110 | | | | 31,235 |
| **Stock split (ten-for-one)** | 14,467,572 | 14,468 | (14,468) | | | | 0 |
| **Balance at June 30, 2004** | 16,075,080 | $16,075 | $32,248 | $283,654 | ($61,542) | ($737) | $269,698 |

**The accompanying notes are an integral part of these financial statements.**

# Notes to Consolidated Financial Statements

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

**Organization**
The Company, which operates in one business segment, is in the business of roasting, packaging, and distributing coffee and allied products through direct sales to restaurants, hotels, hospitals, convenience stores and fast food outlets. The Company's products are distributed by its selling divisions from branch warehouses located in most large cities throughout the western United States.

**Principles of Consolidation**
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary FBC Finance Company. All inter-company balances and transactions have been eliminated.

**Financial Statement Preparation**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Cash Equivalents**
The Company considers all highly liquid investments with original maturity dates of 90 days or less to be cash equivalents. Fair values of cash equivalents approximate cost due to the short period of time to maturity.

**Investments**
The Company's investments consist of marketable debt and equity securities, money market instruments and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All such instruments not designated as accounting hedges are marked to market and changes are recognized in current earnings. At June 30, 2004 and 2003 no derivative instruments were designated as accounting hedges. The fair value of derivative instruments is based upon broker quotes. The cost of investments sold is determined on the specific identification method. Dividend and interest income is accrued as earned.

**Concentration of Credit Risk**
At June 30, 2004, the financial instruments which potentially expose the Company to concentrations of credit risk consist of cash in financial institutions (which exceeds federally insured limits), cash equivalents (principally commercial paper), short term investments, investments in the preferred stocks of other companies and trade receivables. Cash equivalents and short term investments are not concentrated by issuer, industry or geographic area. Maturities are generally shorter than 180 days. Other investments are in U.S. government securities. Investments in the preferred stocks of other companies are limited to high quality issuers and are not concentrated by geographic area or issuer. Concentration of credit risk with respect to trade receivables for the Company is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas. The trade receivables are short term, and all probable bad debt losses have been appropriately considered in establishing the allowance for doubtful accounts.

**Inventories**
Inventories are valued at the lower of cost or market. Costs of coffee and allied products are determined on the last in, first out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the first in, first out (FIFO) basis.

**Property, Plant and Equipment**
Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation of buildings and facilities is computed using the straight-line method. All other assets are depreciated using the sum-of-the years' digits and straight-line methods. The following useful lives are used:

| | |
|---|---|
| Building and facilities | 10 to 30 years |
| Machinery and equipment | 3 to 5 years |
| Office furniture and equipment | 5 years |
| Capitalized software | 3 years |

When assets are sold or retired the asset and related depreciation allowance are eliminated from the records and any gain or loss on disposal is included in operations. Maintenance and repairs are charged to expense, and betterments are capitalized.

**Income Taxes**
Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded, if necessary, to reduce deferred tax assets to an amount management believes is more likely than not to be realized.

**Revenue Recognition**
Products are sold and delivered to our customers at their places of business by our route sales employees. Revenue is recognized at the time our sales representatives physically deliver products to customers and title passes.

**Net Income Per Share**
Net income per share has been computed in accordance with SFAS Statement No. 128, "Earnings per Share" (see Note 11), excluding unallocated shares held by the Company's Employee Stock Ownership Plan (see Note 7). The Company has no dilutive shares for any of the three fiscal years in the period ended June 30, 2004. Accordingly, the consolidated financial statements present only basic net income per share. A ten-for-one stock split in the form of a one-time stock dividend became effective May 10, 2004. All share and per share amounts used in calculating net income per share have been restated to reflect the split.

**Employee Stock Ownership Plan ("ESOP")**
The ESOP is accounted for in accordance with AICPA Statement of Position ("SOP") 93-6. SOP 93-6 recognizes that the ESOP is a form of compensation. Compensation cost is based on the fair market value of shares released or deemed to be released for the period. Dividends on allocated shares retain character of true dividends, but dividends on unallocated shares are considered compensation cost. As a leveraged ESOP with the Company as lender, a contra equity account is established to offset the Company's note receivable. The contra account will change as compensation is recognized. Repurchase liability is disclosed as the current value of allocated shares.

**Long-lived Assets**
The Company reviews the recoverability of its long-lived assets as required by Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Company has determined that no indicators of impairment of long-lived assets existed as of or during the year ended June 30, 2004.

**Shipping and Handling Costs**
The Company distributes its products directly to its customers and shipping and handling costs are recorded as Company selling expenses.

**Collective Bargaining Agreements**
Certain Company employees are subject to collective bargaining agreements. The duration of these agreements extend from 2005 to 2006.

**Reclassifications**
Certain reclassifications have been made to prior year balances to conform to the current year presentation.

## NEW PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51 and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. This interpretation was applicable to the Company in the quarter ending September 30, 2003, for interests acquired in variable interest entities prior to February 1, 2003. This interpretation required variable interest entities to be consolidated if the equity *investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity* investors lack specific characteristics. FIN 46 was adopted by the Company on September 30, 2003 and did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted by the Company on July 1, 2003 and did not have a material impact on the Company's financial position or results of operations.

In December 2003 the FASB issued SFAS No. 132 (Revised), Employer's Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132 (Revised) retained disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. The adoption of the disclosure provisions of SFAS No. 132 (Revised) did not have a material impact on the Company's financial position or results of operations.

In May, 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which clarified and superceded Staff Position No. 106-1 issued in January, 2004. Therefore, in accordance with FASB Staff Position 106-2, the accumulated postretirement benefit obligation and net postretirement health care costs included in the consolidated financial statements do not reflect any amount associated with the subsidy because the company is unable to conclude at this time whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act and accompanying notes do not reflect the effects of the Act on the plan. In accordance with FSP No. 106-2, the Company will make these evaluations and adopt the provisions during the year ending June 30, 2005.

## 2. INVESTMENTS AND DERIVATIVE INSTRUMENTS:

The Company purchases various derivative instruments as investments or to create economic hedges of its interest rate risk and commodity price risk. At June 30, 2004 and 2003, derivative instruments are not designated as accounting hedges as defined by SFAS No. 133. The fair value of derivative instruments is based upon broker quotes. The Company records unrealized gains and losses on trading securities and changes in the market value of certain coffee contracts meeting the definition of derivatives in other income and expense.

Investments, consisting of marketable debt and equity securities and money market instruments, are held for trading purposes and are stated at fair value. Gains and losses, both realized and unrealized, are included in other income and expense.

**Investments at June 30, are as follows:**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Trading securities at fair value** | | |
| **U.S. Treasury Obligations** | $119,528 | 220,057 |
| **Preferred Stock** | 56,037 | 53,897 |
| **Futures, options and other derivatives** | 1,338 | 490 |
| | $176,903 | $274,444 |

## 3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Balance at beginning of year** | $345 | $395 |
| **Additions** | 181 | 356 |
| **Deductions** | (181) | (356) |
| **Balance at end of year** | $345 | $345 |

## 4. INVENTORIES:

**June 30, 2004**

| (In thousands) | Processed | Unprocessed | Total |
|---|---|---|---|
| **Coffee** | $ 3,034 | $ 10,736 | $13,770 |
| **Allied products** | 11,800 | 3,665 | 15,465 |
| **Coffee brewing equipment** | 2,341 | 5.003 | 6,344 |
| | $17,175 | $18,404 | $35,579 |

**June 30, 2003**

| (In thousands) | Processed | Unprocessed | Total |
|---|---|---|---|
| **Coffee** | $ 3,853 | $9,155 | $13,008 |
| **Allied products** | 11,776 | 4,213 | 15,989 |
| **Coffee brewing equipment** | 2,372 | 3,333 | 6,344 |
| | $18,001 | $16,701 | $34,702 |

Current cost of coffee and allied products inventories is greater than the LIFO cost by approximately $2,427,000 and $122,000 as of June 30, 2004 and 2003, respectively.

The change in the Company's green coffee and allied product inventories during fiscal 2004, 2003, and 2002 resulted in LIFO (increments)/decrements which had the effect of (decreasing) increasing income before taxes for those years by $(499,000), $64,000, and $207,000, respectively.

## 5. PROPERTY, PLANT AND EQUIPMENT:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Buildings and facilities** | $41,179 | $40,907 |
| **Machinery and equipment** | 48,945 | 48,969 |
| **Capitalized software costs** | 9,016 | 3,934 |
| **Office furniture and equipment** | 5,912 | 5,845 |
| | $105,052 | $99,655 |
| **Accumulated depreciation** | (68,899) | (63,851) |
| **Land** | 6,149 | 5,949 |
| **Total property plant and equipment** | $42,300 | $41,753 |

Maintenance and repairs charged to expense for the years ended June 30, 2004, 2003, and 2002 were $11,151,000, $11,022,000 and $11,202,000, respectively.

## 6. EMPLOYEE BENEFIT PLANS:

The Company provides pension plans for most full time employees. Generally the plans provide benefits based on years of service and/or a combination of years of service and earnings. Retirees are also eligible for medical and life insurance benefits.

**Union Pension Plans**
The Company contributes to two multi-employer defined benefit plans for certain union employees. The contributions to these multi-employer pension plans were approximately $2,114,000, $2,104,000 and $2,183,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

**Company Pension Plans**
The Company has a defined benefit plan for all employees not covered under a collective bargaining agreement (Farmer Bros. Co. Plan) and defined benefit pension plan (Brewmatic Co. Plan) for certain hourly employees covered under a collective bargaining agreement. All assets and benefit obligations were determined using a measurement date of June 30.

**Pension Plan Assumptions**
The following weighted average assumptions were used to determine the benefit obligations and the net periodic benefit cost.

Weighted average assumptions used to determine benefit obligation at June 30,

| | 2004 | 2003 |
|---|---|---|
| **Discount rate** | 6.30% | 5.60% |
| **Rate of compensation increase** | 3.50% | 3.50% |

Weighted average assumptions used to determine benefit cost for the years ended June 30,

| | 2004 | 2003 |
|---|---|---|
| **Discount rate** | 5.60% | 7.20% |
| **Rate of return on assets** | 8.00% | 8.00% |
| **Rate of compensation increase** | 3.50% | 3.50% |

To develop the expected long term rate of return on asset assumption the Company considers the current level of returns on long term bonds and equities, the level of risk associated with each asset class and the expectations for future returns of each asset class. The long-term return on asset assumption for our plans is 8% for the years ended June 30, 2004 and 2003.

**Changes in benefit obligation**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Benefit obligation at the beginning of the year** | $71,853 | $55,116 |
| **Service cost** | 2,375 | 1,708 |
| **Interest cost** | 3,954 | 3,886 |
| **Plan participants' contributions** | 191 | 180 |
| **Actuarial (gain) loss** | (5,961) | 13,797 |
| **Benefits paid** | (2,896) | (2,834) |
| **Benefit obligation at the end of the year** | $69,516 | $71,853 |

**Changes in plan assets**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Fair value in plan assets at the beginning of the year** | $69,247 | $75,552 |
| **Actual return on plan assets** | 12,825 | (3,674) |
| **Company contributions** | 20 | 23 |
| **Plan participants' contributions** | 191 | 180 |
| **Benefits paid** | (2,896) | (2,834) |
| **Fair value in plan assets at the end of the year** | $79,387 | $69,247 |

**Funded Status – Unrecognized Components**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Funding surplus (shortage)** | $9,871 | ($2,606) |
| **Unrecognized actuaria (gain) / loss** | 8,650 | 23,330 |
| **Unrecognized prior service cost** | 550 | 800 |
| **Net amount recognized** | $19,071 | $21,524 |

**Funded Status – Amounts Recognized on Balance Sheet**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Prepaid pension cost** | $17,576 | $19,854 |
| **Accrued pension liability** | (69) | (411) |
| **Intangible asset** | 360 | 420 |
| **Accumulated other comprehensive income** | 1,204 | 1,661 |
| **Net amount recognized** | $19,071 | $21,524 |

**Components of net periodic benefit costs**

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Service cost** | $2,375 | $1,708 | $1,527 |
| **Interest cost** | 3,954 | 3,886 | 3,684 |
| **Expected return on Plan assets** | ($5,448) | ($5,965) | ($6,267) |
| | | | |
| **Amortization of the unrecognized transition asset** | $ 0 | ($657) | ($657) |
| **Amortization of net (gain) loss** | 1,343 | 18 | (269) |
| **Amortization of prior service cost** | 250 | 262 | 239 |
| **Net periodic benefit cost** | $2,474 | ($748) | ($1,743) |

**Additional Information**

| (In thousands) | | |
|---|---|---|
| **Increase (decrease) in minimum liability included in other comprehensive income** | ($457) | $1,661 |

**Cash Flows**

(In thousands)

**Contributions expected to be made to the plans during 2005:** $20

**Estimated Future Benefit Payments**

| (In thousands) | 2005 | 2006 | 2007 | 2008 | 2009 | Years 2010-2014 |
|---|---|---|---|---|---|---|
| | $3,022 | $3,153 | $3,463 | $3,770 | $3,982 | $22,978 |

**Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows.**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Projected benefit obligation** | $3,503 | $3,689 |
| **Accumulated benefit obligation** | $3,503 | $3,608 |
| **Fair value of plan assets** | $3,434 | $3,197 |

The accumulated benefit obligation for all defined pension plans was $63.5 million and $65.1 million at June 30, 2004 and 2003 respectively.

**Plan Assets**

Assets are allocated between equity securities and debt securities. The Company seeks to produce a stable return on well diversified investments over the long term in line with reasonable investment risk. Allocations historically have been 60-80 percent equities, 20-40 percent debt; the plans are not invested in real estate and other investments are not significant.

The tables below detail assets by category for the Company's pension plans.

| | Percent of Plan Assets | | | |
|---|---|---|---|---|
| | Farmer Bros. Plan As of June 30, | | Brewmatic Plan As of June 30, | |
| **Asset Categories** | **2004** | **2003** | **2004** | **2003** |
| **Debt securities** | 18% | 32% | 21% | 32% |
| **Equity securities** | 82% | 68% | 79% | 68% |
| | 100% | 100% | 100% | 100% |

### Post Retirement Benefits

The Company sponsors defined benefit postretirement medical and dental plans that cover non-union employees and retirees, and certain union locals. The plan is contributory and retiree contributions are fixed at a current level. The plan is not funded.

The following weighted average assumptions were used to determine the benefit obligations and the net periodic benefit cost.

**Weighted average assumptions used to determine benefit obligation at June 30,**

| | 2004 | 2003 |
|---|---|---|
| Discount Rate | 6.30% | 5.60% |
| Initial medical rate trend | 10.00% | 10.00% |
| Ultimate medical trend rate | 5.50% | 5.50% |
| Number of years from initial to ultimate trend rate | 6 | 6 |
| Initial dental/vision trend rate | 7.00% | 7.00% |
| Ultimate dental/vision trend rate | 5.50% | 5.50% |
| Number of years from initial to ultimate trend rate | 6 | 6 |

**Reconcilation of funded status**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Accumulated post retirement benefit obligation | | |
| Actives not eligible to retire | $9,320 | $8,857 |
| Actives eligible to retire | 8,275 | 8,403 |
| Retirees | 11,995 | 13,462 |
| Total APBO | $29,590 | $30,722 |
| Fair market value of assets | $0 | $0 |
| Funded status | (29,590) | (30,722) |
| Unrecognized transition obligation | | |
| Unrecognized prior service cost | 1,228 | 1,410 |
| Unrecognized cumulative net (gain) loss | 1,446 | 4,682 |
| (Accrued)/prepaid post retirement benefit cost as of June 30 | (26,915) | (24,630) |
| Retiree medical claims paid | $916 | $755 |

The effects of a 1% increase or decrease in the health care inflation trend assumption on the accumulated postretirement benefit obligation and net periodic service and interest cost is shown below.

**Change in Inflation Trend**

| | Plan Year | Effect of 1% | |
|---|---|---|---|
| (In thousands) | Results | Increase | Decrease |
| Accumulated postretirement benefit obligation as of June 30, 2004 | $29,500 | $3,172 | ($2,535) |
| Service cost for plan year | 1,231 | 309 | (234) |
| Interest for plan year | 1,681 | 251 | (199) |

The change in the accumulated postretirement benefit obligation from the prior year is as follows.

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Accumulated postretirement benefit obligation beginning of year | $30,722 | $24,335 |
| Service cost | 1,231 | 765 |
| Interest cost | 1,681 | 1,712 |
| Plan participants' contributions | 150 | 0 |
| Actuarial (gain) or loss | ( 3,128) | 4,665 |
| Benefits paid | ( 1,066) | (755) |
| Accumulated postretirement benefit obligation as of end of year | $29,590 | $30,722 |

Presented below is the change in the fair value of assets from the prior year.

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Fair value of plan assets at the beginning of year** | $0 | $0 |
| **Actual return on plan assets** | 0 | 0 |
| **Company contributions** | 916 | 755 |
| **Plan participants' contributions** | 150 | 132 |
| **Benefits paid** | (1,066) | (887) |
| **Fair value of plan assets at the end of the year** | $0 | $0 |

**Components of net periodic benefit costs**

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Service cost** | $1,231 | $765 | $670 |
| **Interest cost** | 1,681 | 1,712 | 1,721 |
| **Expected return on Plan assets** | – | – | – |
| **Actuarial (gain)/loss** | – | – | – |
| **Amortization of the unrecognized transition asset** | 107 | – | – |
| **Recognized actuarial loss** | – | – | – |
| **Amortization of prior service cost** | 182 | 182 | 286 |
| **Net periodic benefit cost** | $3,201 | $2,659 | $2,677 |

**Cash Flows**
(In thousands)

**Contributions expected to be made to the plans during 2005:** $1,561

**Estimated Future Benefit Payments**

| (In thousands) | 2005 | 2006 | 2007 | 2008 | 2009 | Years 2010-2014 |
|---|---|---|---|---|---|---|
| | $1,561 | $1,770 | $1,976 | $2,164 | $2,319 | $11,558 |

**Defined Contribution Plans**
The Company also has defined contribution plans for all eligible employees. No Company contributions have been made nor are required to be made to these defined contribution plans.

## 7. EMPLOYEE STOCK OWNERSHIP PLAN

The Farmer Bros. Co. Employee Stock Ownership Plan (ESOP) was established in 2000 to provide benefits to all employees. The plan is a leveraged ESOP in which Company is the lender. The loan will be repaid from the Company's discretionary plan contributions over a fifteen year term with a variable rate of interest, 2.52% at June 30, 2004.

| | at the years ended June 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Loan amount** (in thousands) | **$64,567** | **$24,237** | **$815** |
| **Shares purchased** | **1,286,430** | **778,500** | **38,000** |

Shares are held by the plan trustee for allocation among participants as the loan is repaid. The unencumbered shares are allocated to participants using a compensation-based formula. Subject to vesting requirements, allocated shares are owned by participants and shares are held by the plan trustee until the participant retires.

The Company reports compensation expense equal to the fair market price of shares committed to be released to employees in the period in which they are committed. The cost of shares purchased by the ESOP which have not been committed to be released or allocated to participants are shown as a contra-equity account "Unearned ESOP Shares" and are excluded from earnings per share calculations.

During the fiscal years ended June 30, 2004, 2003 and 2002 the Company charged $4,234,000, $3,098,000 and $1,531,000, to compensation expense related to the ESOP. The difference between cost and fair market value of committed to be released shares, which was $1,282,000, $1,171,000 and $998,000 for the years ended June 30, 2004, 2003 and 2002, respectively, is recorded as additional paid in capital.

| | June 30, 2004 | June 30, 2003 |
|---|---|---|
| **Allocated shares** | 400,110 | 255,950 |
| **Committed to be released shares** | 106,140 | 71,700 |
| **Unallocated shares** | 2,494,250 | 1,387,180 |
| **Total ESOP shares** | 3,000,500 | 1,174,830 |
| **Fair value of ESOP shares** (In thousands) | $75,013 | $58,181 |

Re-funding liability of ESOP shares is approximately $10 million.

## 8. INCOME TAXES

The current and deferred components of the provision for income taxes consist of the following:

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Current: Federal** | $4,753 | $8,030 | $15,367 |
| **State** | 78 | 1,923 | 2,929 |
| | $4,831 | $9,953 | $18,296 |
| **Deferred: Federal** | ($1,402) | $3,775 | $434 |
| **State** | (134) | 214 | 61 |
| | (1,536) | 3,989 | 495 |
| | $ 3,295 | $13,942 | $18,791 |

A reconciliation of the provision for income taxes to the statutory federal income tax expense is as follow.

| (In thousands) | June 30, 2004 | June 30, 2003 | June 30, 2002 |
|---|---|---|---|
| **Statutory tax rate** | 35% | 35% | 35% |
| **Income tax expense at statutory rate** | $ 5,594 | $13,150 | $17,276 |
| **State income tax (net federal tax benefit)** | (65) | 1,389 | 1,943 |
| **Officer life insurance proceeds** | (1,476) | - | - |
| **Dividend income exclusion** | (821) | (808) | (767) |
| **Other (net)** | 63 | 211 | 339 |
| | $ 3,295 | $13,942 | $18,791 |

State income taxes include a benefit from a refund as a result of a favorable court settlement in the fiscal year.

| | | | |
|---|---|---|---|
| **Income taxes paid** | $ 3,443 | $10,429 | $17,881 |

The primary components of temporary differences which give rise to the Company's net deferred tax assets are as follows:

| (In thousands) | June 30, 2004 | June 30, 2003 |
|---|---|---|
| **Deferred tax assets:** | | |
| **Postretirement benefits** | $10,572 | $10,384 |
| **Accrued liabilities** | 2,893 | 4,859 |
| **State taxes** | 65 | - |
| | $13,530 | $15,243 |
| **Deferred tax liabilities:** | | |
| **Pension assets** | ($6,566) | ($8,205) |
| **Other** | ( 5,090) | ( 6,552) |
| | ($11,656) | ($14,757) |
| **Net deferred tax assets** | $1,874 | $486 |

## 9. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| **Accrued workers' compensation liabilities** | $2,758 | $2,898 |
| **Dividends payable** | 1,527 | 1,734 |
| **Other (including net taxes payable)** | 316 | 368 |
| | $4,601 | $5,000 |

## 10. COMMITMENTS AND CONTINGENCIES

The Company incurred rent expense of approximately $753,000, $736,000 and $698,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively, and is obligated under leases for branch warehouses. A few of the leases have renewal options that allow the Company, as lessee, to extend the lease at the Company's option for one or two years at a pre-agreed rental rate. The Company also has operating leases for computer hardware with terms that do not exceed three years.

Future minimum lease payments are as follows:
(In thousands)

| | |
|---|---|
| **2005** | $631 |
| **2006** | 496 |
| **2007** | 332 |
| **2008** | 156 |
| **2009** | 96 |
| **Total** | $1,711 |

The Company is a party to various pending legal and administrative proceedings. It is management's opinion that the outcome of such proceedings will not have a material impact on the Company's financial position, results of operations, or cash flows.

## 11. EQUITY

On December 24, 2003, the Company purchased the 443,845 shares (4,438,450 shares post-split) of its common stock held by the Crowe Family and related trusts for approximately $111 million, or approximately $250.00 per share ($25.00 per share post-split). Concurrently with this purchase, the Company offered its Employee Stock Ownership Plan (ESOP) the opportunity to acquire 124,939 shares (1,249,390 shares post-split) at the same price. This portion of the transaction was completed on January 11, 2004 when the Company issued said shares to the ESOP.

On February 17, 2004, the Company was reincorporated as a Delaware corporation by merger into a wholly-owned Delaware corporation. The total number of shares of capital stock authorized is 25,500,000, consisting of 25,000,000 shares of common stock, par value $1.00 per share and 500,000 shares of preferred stock par value $1.00 per share.

On March 04, 2004, the Board of Directors declared a ten-for-one stock split in the form of a one-time stock dividend. The Board acted after the Company completed its Delaware reincorporation, which authorized enough shares to enable the stock split. Each stockholder of record received nine additional shares for every share of Farmer Bros. stock held at the close of business on the record date of April 23, 2004.

These transactions are summarized as follows.

| | Number of Shares | |
|---|---|---|
| | Pre-Split | Split Adjusted |
| **Beginning shares outstanding at June 30, 2003** | 1,926,414 | 19,264,140 |
| **Purchase of capital stock** | (443,845) | (4,438,450) |
| **Issue capital stock** | 124,939 | 1,249,390 |
| **Stock split** | 14,467,572 | |
| **Ending shares outstanding at June 30, 2004** | 16,075,080 | 16,075,080 |

Following the effective date of the stock split, the par value of the common stock remained $1 per share. As a result the common stock in the accompanying consolidated balance sheet increased as of the effective date by $14,468,000 with a corresponding decrease to additional paid-in-capital. These transactions are reflected in the accompanying consolidated statement of stockholders' equity for the year ended June 30, 2004.

Per share amounts included in the accompanying consolidated statements of income and in the notes to the consolidated financial statements have been retroactively adjusted for all periods presented to reflect the ten-for-one stock split, unless otherwise noted.

No shares of the Company's preferred stock have been issued.

## 12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data; all per share disclosures have been split adjusted.)

| | September 30, 2003 | December 31, 2003 | March 31, 2004 | June 30, 2004 |
|---|---|---|---|---|
| **Net sales** | $45,665 | $51,511 | $49,069 | $47,344 |
| **Gross profit** | $29,632 | $32,573 | $30,581 | $29,398 |
| **Income (loss) from operations** | $1,057 | $3,124 | $743 | ($1,161) |
| **Net income** | $2,511 | $2,565 | $5,603 | $2,008 |
| **Net income per common share** | $0.14 | $0.15 | $0.42 | $0.11 |

Net income in the quarter ended June 30, 2004 decreased to $2,008 from $5,783 in the quarter ended June 30, 2003. This decrease is primarily the result of the lower level of sales that occurs in the June quarter, combined with a decrease to 62% gross profit margin in the 2004 quarter as compared to a 67% gross profit in the 2003 quarter. In addition, the Company had higher operating expenses in the quarter, the largest of which are related to increases in actuarially derived pension and retiree insurance costs and the cost of the ESOP as listed below.

| | 4th Quarter | |
|---|---|---|
| | **2004** | **2003** |
| **FAS 87 & 105** | $928 | $132 |
| **ESOP** | 1,978 | 1,535 |
| **Gas, oil & grease** | 1,620 | 1,364 |
| **IT project costs** | 415 | 70 |
| **Legal expenses** | 412 | 244 |
| **Total** | $5,353 | $3,345 |

| | September 30, 2002 | December 31, 2002 | March 31, 2003 | June 30, 2003 |
|---|---|---|---|---|
| **Net sales** | $50,389 | $54,118 | $49,267 | $47,784 |
| **Gross profit** | $31,532 | $35,154 | $32,038 | $32,172 |
| **Income from operations** | $7,354 | $8,319 | $4,985 | $3,230 |
| **Net income** | $5,608 | $5,899 | $6,339 | $5,783 |
| **Net income per common share** | $0.30 | $0.32 | $0.35 | $0.32 |

# OFFICES, WAREHOUSES AND PLANTS

## THE CORPORATION

Farmer Bros. Co., headquartered in Torrance, California, roasts and packages coffee, processes spices and other restaurant supplies at that location, and manufactures a complete line of coffee-brewing equipment at its Brewmatic Division plant in Los Angeles. The Corporation's primary business is conducted through its internal divisions: Restaurant and Institutional Sales Division, Brewmatic Division, Spice Products Division and Custom Coffee Plan Division; and one subsidiary, FBC Finance Company.

## EXECUTIVE OFFICES:

**FARMER BROS. CO.**
20333 South Normandie Avenue, Torrance, California

**RESTAURANT AND INSTITUTIONAL SALES DIVISION**
20401 South Normandie Avenue, Torrance, California

**BREWMATIC COMPANY DIVISION**
20333 South Normandie Avenue, Torrance, California

**SPICE PRODUCTS COMPANY DIVISION**
20333 South Normandie Avenue, Torrance, California

**CUSTOM COFFEE PLAN DIVISION**
20333 South Normandie Avenue, Torrance, California

**FBC FINANCE CO.**
20333 South Normandie Avenue, Torrance, California

---

## RESTAURANT AND INSTITUTIONAL SALES BRANCHES:

### ARIZONA

**FLAGSTAFF**
2385 N. Walgreen Street

**LAKE HAVASU**
1880 Commander Dr., Suite C

**PHOENIX**
1060 W. Alameda Dr.
Tempe

**TUCSON**
3818 South Evans Blvd.

**YUMA**
3320 E. Gila Ridge Rd.

### ARKANSAS

**FAYETTEVILLE**
3901-D Kelly
Springdale

**LITTLE ROCK**
7630 Hardin Drive
North Little Rock

### CALIFORNIA

**BAKERSFIELD**
1135 W. Columbus

**BISHOP**
324 E. Clarke Street

**CASTROVILLE**
11460 Commercial Parkway

**CHICO**
252 East Avenue, Suite F

**EUREKA**
1825 3rd Street

**FRESNO**
4576 N. Bendel

**LANCASTER**
42138 7th Street West

**OAKLAND**
9844 Kitty Lane

**PALM SPRINGS**
72205 Corporate Way
Thousand Palms

**RIVERSIDE**
12101 Madera Way

**SACRAMENTO**
2450 Boatman Ave.

**SAN DIEGO**
7855 Ostrow St., B

**SAN GABRIEL**
859 Meridian St.
Duarte

**SAN JOSE**
1462 Seareel Pl.

**SAN LUIS OBISPO**
3415 Miguelito Ct.

**SANTA ANA**
3921 W. Segerstrom Ave.

**SANTA ROSA**
470 E. Todd Rd.

**STOCKTON**
4243 Arch Road

**TORRANCE**
20401 S. Normandie Ave.

**VALLEY**
9373 Remick Ave.

**VENTURA**
1350 Stellar Dr.
Oxnard

**VICTORVILLE**
17190 Yuma ST.

### COLORADO

**COLORADO SPRINGS**
337 Manitou Ave.
Manitou Springs

**DENVER**
5595 Joliet Street

**FORT COLLINS**
4500 Innovation Drive

**GRAND JUNCTION**
2848 Chipeta Ave., #B

### IDAHO

**BOISE**
1625 South Curtis

**IDAHO FALLS**
805 S. Saturn Ave.

**TWIN FALLS**
445 5th Ave. W
Resident Branch

### ILLINOIS

**CHICAGO**
31W280 Diehl Rd., Unit 103
Naperville

**MOLINE**
2950 38th Avenue

**SPRINGFIELD**
3430 C Constitution Dr.

## RESTAURANT AND INSTITUTIONAL SALES BRANCHES CONTINUED:

### INDIANA

**EVANSVILLE**
1905 N. Kentucky Ave.

**INDIANAPOLIS**
1123 Country Club Rd.

### IOWA

**DES MOINES**
1662 N.E. 55th Ave.

**OMAHA**
3217 Nebraska Ave.
Council Bluffs

### KANSAS

**WICHITA**
2355 S. Edwards, Suite B

### MINNESOTA

**DULUTH**
4314 Enterprise Cr.

**MINNEAPOLIS**
3074 84th Lane N E
Blaine

### MISSOURI

**COLUMBIA**
4881 B I-70 Drive SW

**KANSAS CITY**
9 N.E. Skyline Dr.
Lee's Summit

**SPRINGFIELD**
450 M S. Union

**ST. LOUIS**
12832 Pennridge Dr.
BridgetonO

### MONTANA

**BILLINGS**
2625 Enterprise Ave.

**GREAT FALLS**
2600 16th St. N.E.
Black Eagle

**MISSOULA**
2751 Charlo St.

### NEBRASKA

**NORTH PLATTE**
601 Sioux Meadow

### NEVADA

**ELKO**
460 S. A Street

**LAS VEGAS**
3417 Losee Rd.

**CARSON CITY**
3880 Technology Way

### NEW MEXICO

**ALBUQUERQUE**
5911 Office Blvd.

**FARMINGTON**
1414 Schofield Lane

**ROSWELL**
710 East College

### NORTH DAKOTA

**BISMARCK**
3800 Commerce Drive, Suite C

**FARGO**
710 38th St. N.W. Unit C

### OKLAHOMA

**OKLAHOMA CITY**
4611 S.W. 20th St.

**TULSA**
804 S. 8th St.
Broken Arrow

### OREGON

**BEND**
20409 N. W. Cady Way

**EUGENE**
2545-F Prairie Rd.

**MEDFORD**
777 East Vilas Rd.
Central Point

**PORTLAND**
7515 N.E. 33rd Dr.

**SALEM**
3790-G Silverton Rd. NE

### SOUTH DAKOTA

**RAPID CITY**
2030 Creek Dr.

**SIOUX FALLS**
2405 W. 5th St.

### TENNESSEE

**MEMPHIS**
5753 E. Shelby Dr., Ste 1

### TEXAS

**AMARILLO**
1415 S. Johnson St.

**AUSTIN**
2004 Lamar Dr.
Round Rock

**CORPUS CHRISTI**
3909 Wow Road

**DALLAS/FT. WORTH**
744 Avenue H East
Arlington

**EL PASO**
1325 Don Haskins Dr.

**HOUSTON**
6638 Rupley Circle

**LUBBOCK**
1608 D No. University

**MCALLEN**
1312 E. Laurel

**ODESSA**
2017 W. 7th

**SAN ANTONIO**
4930 Center Park

**WICHITA FALLS**
1404 Beverly Drive

### UTAH

**SALT LAKE CITY**
2230 So. 2000 West

### WASHINGTON

**SEATTLE**
8660 Willows Rd.
Redmond

**SPOKANE**
E. 10915 Montgomery Dr.

**TACOMA**
9412 Front Street
Lakewood

**YAKIMA**
2301 S. 18th Street
Union Gap

### WISCONSIN

**GREEN BAY**
1227 S. Maple Ave.

**LA CROSSE**
1232 Clinton St.

**MADISON**
1017 Jonathan Dr.

**MILWAUKEE**
W. 182 S8335-A Racine Ave.
Muskego

### WYOMING

**CASPER**
2170 N. Old Salt Creek Hwy.

---

## CUSTOM COFFEE PLAN BRANCHES:

### CALIFORNIA

**NORTH HOLLYWOOD**
7419 Bellaire Ave.

**SAN DIEGO**
7855-A Ostrow St.

**SAN LEANDRO**
3041 Teagarden

**TORRANCE**
20333 S. Normandie Ave.

### COLORADO

**DENVER**
5595 Joliet Street, #B

### TEXAS

**ARLINGTON**
722 Avenue H East

**HOUSTON**
11519 South Petropark Drive

# Form 10-K

We file reports electronically with the Securities and Exchange Commission, including Forms 10-K, 10-Q, 8-K and amendments thereto. The public may read and copy any materials filed with the SEC at the SEC's Public Reading Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the site address is http://www.sec.gov.

Registrant's Internet website address was http://www.farmerbroscousa.com. The site has been closed for upgrading. When the site reopens, Registrant's Forms 3,4 and 5 as well as its Annual Report to Stockholders, Forms 10-K, 10-Q and 8-K reports and amendments thereto will be available on the website. Until that time, SEC reports are available to the public on a real time basis on the Commission's EDGAR website described above. For those unable to access the Commission's website, the Company will make paper copies of its form 10-K, 10-Q and 8-K filings and amendments thereto available without charge upon written request addressed to Mr. John E. Simmons, Chief Financial Officer, Farmer Bros. Co., 20333 S. Normandie Avenue, Torrance, CA 90502.


Somethin'
NEW is
Brewin'
at
Farmer Brothers
COFFEE